1 December 2004

Warner Chilcott plc

UK Companies Act 1985 - Sections 198-203 - Warner Chilcott plc (the "Company")

This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

The Company has received notification that as at close of business of 29 November 2004, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 5,655,745 shares.

Of these 5,655,745 shares

  The interest in 23,149 shares arose from Goldman, Sachs & Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

  The interest in 5,622,996 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

  The interest in 9,600 shares arose from a beneficial interest of 2,400 American Depositary Receipts ("ADRs") held by GS&Co. These ADRs are, or will be, held at the Depositary Trust Company, New York.